SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

Press Release dated March 5, 2012

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Quarter 4 Financial Results

EPS increases by 11.7% to 19.1 cents per ADR

DUBLIN, Ireland (March 5, 2012)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended December 31, 2011.

Quarter 4 Results

Total revenues for Q4, 2011 were $20.0m which compares to $19.2m in Q4, 2010, representing an increase of 4%. This was primarily attributable to higher HIV sales in our two key markets of Africa and USA.

Point-of-care revenues for Q4, 2011 were $3.9m which is 12.4% higher than Q4, 2010. Clinical Laboratory revenues increased from $15.7m to $16.1m, which represents an increase of 2.1% compared to Q4, 2010. However, excluding Fitzgerald revenues, which fell by 12% in the quarter, the increase in our core diabetes/infectious diseases revenues was 6%.

Revenues for Q4, 2011 and the financial year 2011 by key product area were as follows:

	2010 Quarter 4	2011 Quarter 4	Q4 2011 vs Q4 2010	Full Year 2010	Full Year 2011	Full Year 2011 vs 2010
	US$’000	US$’000%		US$’000	US$’000%
Point-of-Care	3,507	3,943	12.4%	16,082	16,562	3.0%
Clinical Laboratory	15,740	16,070	2.1%	57,739	61,386	6.3%
Continuing operations	19,247	20,013	4.0%	73,821	77,948	5.6%
Coagulation*	—	—	—	15,814	—
Total	19,247	20,013	4.0%	89,635	77,948

*	Represents revenues from coagulation prior to its divesture in Q2, 2010

Gross profit for Q4, 2011 amounted to $10.3m representing a gross margin of 51.5% which compares favourably to the gross margin of 50.8% for the same period in 2010.

Research and Development expenses remained stable at $0.9m, the same as Q4, 2010. Meanwhile, Selling, General and Administrative (SG&A) expenses have decreased by 2.0% to $5.3m compared to Q4, 2010 due to continued cost control.

Operating profit for Q4, 2011 was $4.1m, and represents an increase of 14.5% when compared with Q4, 2010. Operating margin at 20.5% remains above the company’s target of 20% and represents a significant improvement compared to the 18.6% reported in Q4, 2010.

Net financial income for Q4, 2011 was $0.6m which compares to net financial income of $0.5m in Q4, 2010. This improvement is attributable to a lower interest expense due to the repayment of some minor elements of lease and other financing, in addition to higher interest income earned on cash deposits. The tax charge for Q4, 2011 was $0.7m which represents an effective tax rate of 14%. This compares with an effective rate of 10% in Q4, 2010, which was lower due to the utilisation of tax losses forward.

Profit After Tax was $4.0m which is an increase of 10.5% over Q4, 2010. Similarly, EPS for Q4, 2011 increased by 11.7% from 17.1 cents to 19.1 cents.

Free Cash Flows generated during the quarter were $2.3m. This in turn was offset by just over $2m spent on share repurchases. The net result is that the company’s cash position has remained broadly the same at $71.1m.

Share buyback

During the quarter we repurchased 205,783 ADRs at an average price of $9.78 as part of our share buyback program. The total amount spent on repurchases during the quarter was just over $2.0m, bringing the total shares repurchased in 2011 to $6.1m.

2011 Full Year Results

The following are the key highlights with respect to the financial performance of the Company in 2011:

•

Revenues (excluding coagulation) for the year increased from $73.8m to $77.9m which represents an increase of 5.6%. This included growth of 3% in point-of-care and over 6% in clinical laboratory revenues. Excluding the impact of lower Fitzgerald revenues, the remainder of the business increased by 8.5%;

•	EPS (excluding non-recurring items) increased from 64.1 cents to 73.2 cents, an increase of over 14% with growth being seen in each quarter throughout the year;

•	Gross margins continued to improve, following the divestiture of coagulation, rising from 49% to 51.5%

•	There was a substantial improvement in operating margins which improved from 15.7% to 20.2%;

•

Free cash flows for the full year were over $12m, which is an average of over $1m per month, and contributed to the increase in net cash balances from $58.0m to $71.1m. Other major cash movements included $11.25m of deferred consideration received from Stago which was partially offset by share repurchases of $6.1m and a dividend payment of $2.1m.

Other developments

Acquisition of Fiomi Diagnostics AB

Trinity Biotech recently acquired Fiomi Diagnostics AB for $13.1m including $3.4m of contingent payments. Based in Uppsala, Sweden, Fiomi is at an advanced stage of developing a point-of-care test for Troponin I and other cardiac markers. The technology, which uses a micro-pillar flow technique, is capable of providing extremely sensitive, highly reproducible, quantitative, multi-plexed results which give more accurate results than the current established point-of-care tests in the market.

CE Marking for Giardia test

Last week the Company announced that it had obtained CE Marking for its new point-of-care Uni-Gold™ Giardia test. CE marking allows this product to be sold in European markets and we will immediately commence selling this product through our extensive distributor network in Europe and other territories. Meanwhile, the Company has also filed for FDA approval in the USA and this is expected to be granted in the first half of 2012. This is the first of a range of new point-of-care tests to be developed at the company’s San Diego facility and will be followed by tests for Cryptosporidium, C Difficile, Syphilis, Strep pneumonia and HSV by the end of 2012.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “This quarter’s results demonstrate another strong performance from Trinity Biotech. Revenues in the quarter increased by 4% including growth of over 12% in point-of-care sales. This combined with improved gross margins and operating margins have resulted in an increase in EPS of 12% to 19.1 cents compared to the equivalent quarter last year.”

Ronan O’Caoimh, CEO stated “We are very pleased with the financial results we achieved in 2011 which show significant improvement in all key indicators. In particular, we achieved profit after tax and EPS growth of over 14%. In addition, revenues grew by 6% and we generated over $12m of free cash flows.

It was also a very important year from a strategic perspective with the highlights being as follows:

•

FDA approval and launch of our new best-in-class diabetes analyzer, the Premier Hb 9210, which is being sold directly by our sales force in the USA where it is also distributed by Fisher and by the market leader, Menarini, in Europe. Shipment of the first 18 Premier instruments took place pre year end;

•

Major progress has been made in the development of our new point-of-care range of infectious disease assays, culminating in the recent launch of our first product, Unigold™ Giardia. This will be followed the launch of tests for Cryptosporidium, C Difficile, Syphilis, Strep pneumonia and HSV by the end of 2012;

•	The initiation of a dividend policy for the first time in the Company’s history, with a dividend of 10 cents per ADR being paid in respect of 2010; and

•	The commencement of a share buyback program which has resulted in the repurchase of 609,000 ADRs at a cost of over $6m.

We were also very pleased with our recent acquisition of Fiomi Diagnostics AB. Fiomi is completing its first assay based on a micro-pillar flow technology which is designed to give extremely sensitive, highly reproducible and quantitative test results in a multi-plexed format. Fiomi will initially be focussing on a range of point-of-care tests for the $900m cardiac market, though the technology also has a range of other applications including in the infectious disease, autoimmune, allergy and veterinary fields.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Dec 31, 2011 (unaudited)	Three Months Ended Dec 31, 2010 (unaudited)	Year Ended Dec 31, 2011 (unaudited)	Year Ended Dec 31, 2010 (audited)
Revenues	20,013	19,247	77,948	89,635
Cost of sales	(9,701)	(9,475)	(37,820)	(45,690)

Gross profit	10,312	9,772	40,128	43,945
Gross profit %	51.5%	50.8%	51.5%	49.0%
Other operating income	189	382	910	1,616
Research & development expenses	(862)	(853)	(3,206)	(4,603)
Selling, general and administrative expenses	(5,312)	(5,423)	(20,812)	(25,849)
Indirect share based payments	(230)	(301)	(1,236)	(1,080)

Operating profit	4,097	3,577	15,784	14,029
Non-recurring items	—	—	—	46,474
Financial income	606	560	2,428	1,352
Financial expenses	(2)	(69)	(12)	(495)

Net financial income	604	491	2,416	857

Profit before tax	4,701	4,068	18,200	61,360
Income tax expense on operating activities	(657)	(408)	(2,607)	(1,296)
Income tax credit on non-recurring items	—	—	—	354

Profit for the period	4,044	3,660	15,593	60,418

Profit for the period (excluding non-recurring items)	4,044	3,660	15,593	13,590

Earnings per ADR (US cents)	19.1	17.1	73.2	285.2
Earnings per ADR (US cents) – excluding non-recurring items	19.1	17.1	73.2	64.1
Diluted earnings per ADR (US cents)	18.4	16.6	70.2	278.9
Diluted earnings per ADR (US cents) – excluding non-recurring items	18.4	16.6	70.2	62.7
Weighted average no. of ADRs used in computing basic earnings per ADR	21,136,773	21,348,986	21,292,873	21,183,594

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	Dec 31, 2011 US$ ‘000 (unaudited)	Sept 30, 2011 US$ ‘000 (unaudited)	Dec 31, 2010 US$ ‘000 (audited)
ASSETS
Non-current assets
Property, plant and equipment	7,626	7,603	5,999
Goodwill and intangible assets	45,390	43,515	37,248
Deferred tax assets	2,977	3,950	4,680
Other assets	493	509	11,623

Total non-current assets	56,486	55,577	59,550

Current assets
Inventories	19,838	19,478	17,576
Trade and other receivables	23,973	23,172	25,529
Income tax receivable	117	156	217
Cash and cash equivalents	71,085	71,128	58,002

Total current assets	115,013	113,934	101,324

TOTAL ASSETS	171,499	169,511	160,874

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,106	1,103	1,092
Share premium	2,736	2,683	161,599
Accumulated surplus/(deficit)	143,482	141,177	(25,412)
Other reserves	4,008	4,008	4,008

Total equity	151,332	148,971	141,287

Current liabilities
Interest-bearing loans and borrowings	108	152	162
Income tax payable	1,582	812	597
Trade and other payables	11,589	11,411	11,447
Provisions	50	50	50

Total current liabilities	13,329	12,425	12,256

Non-current liabilities
Interest-bearing loans and borrowings	—	—	111
Other payables	10	16	30
Deferred tax liabilities	6,828	8,099	7,190

Total non-current liabilities	6,838	8,115	7,331

TOTAL LIABILITIES	20,167	20,540	19,587

TOTAL EQUITY AND LIABILITIES	171,499	169,511	160,874

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended Dec 31, 2011 (unaudited)	Three Months Ended Dec 31, 2010 (unaudited)	Year Ended Dec 31, 2011 (unaudited)	Year Ended Dec 31, 2010 (unaudited)
Cash and cash equivalents at beginning of period	71,128	53,802	58,002	6,078
Operating cash flows before changes in working capital	4,998	4,668	19,965	19,254
Changes in working capital	(934)	1,607	(1,165)	2,964

Cash generated from operations	4,064	6,275	18,800	22,218
Net Interest and Income taxes received	221	330	1,684	100
Capital Expenditure & Financing (net)	(1,975)	(2,211)	(8,243)	(7,161)

Free cash flow	2,310	4,394	12,241	15,157
Proceeds from sale of Coagulation product line	—	—	11,250	66,517
Cash paid to acquire Phoenix Bio-tech	(333)	—	(2,166)	—
Repurchase of own company shares	(2,020)	—	(6,093)	—
Dividend Payment	—	—	(2,149)	—
Repayment of bank debt	—	(194)	—	(29,750)

Cash and cash equivalents at end of period	71,085	58,002	71,085	58,002

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: March 06, 2012.